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                                                      OMB Number:      3235-0360
                                                      Expires:     July 31, 2003
                                                      Estimated average burden
                                                      hours per response....0.15
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:              Date examination completed:

811-9104                                            SEPTEMBER 3, 2002
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2. State Identification Number:
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AL             AK             AZ             AR             CA             CO
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CT             DE             DC             FL             GA             HI
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ID             IL             IN             IA             KS             KY
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LA             ME             MD             MA             MI             MN
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MS             MO             MT             NE             NV             NH
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NJ             NM             NY             NC             ND             OH
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OK             OR             PA             RI             SC             SD
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TN             TX             UT             VT             VA             WA
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WV             WI             WY             PUERTO RICO
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Other (specify):

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3. Exact name of investment company as specified in registration statement:

   WHITEROCK PORTFOLIO INVESTORS, L.L.C.
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4. Address of principal executive office (number, street, city, state, zip code):

   825 N.E. MULTNOMAH, SUITE 1600, PORTLAND, OR 97232-4116
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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 0.15 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

                      WHITEROCK PORTFOLIO INVESTORS, L.L.C.
                       600 North Pearl Street, Suite 1500
                               Dallas, Texas 75201

                                September 3, 2002

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of WhiteRock Portfolio Investors, L.L.C. (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30,2002, and from December 31, 2001 through June 30, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002, and from December 31, 2001 through June 30, 2002 with respect to securities reflected in the investment account of the Company.

WhiteRock Portfolio Investors, L.L.C.


By:      /s/ Steven R. Shearer
    ------------------------------------
     (Steven R. Shearer)

         President
    ------------------------------------
     (Title)

         3 Sept. 2002
    ------------------------------------
     (Date)

                     [LETTERHEAD OF PRICEWATERHOUSECOOPERS]

                        Report of Independent Accountants

To the Members of
WhiteRock Portfolio Investors, L.L.C.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about WhiteRock Portfolio Investors, L.L.C.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 1 7f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2002, and with respect to agreement of security purchases and sales, for the period from December 31, 2001 (the date of our last examination), through June 30, 2002:

- Confirmation of all cash held by the JP Morgan Chase Bank in the name of the Company without prior notice to management.

- Physical inspection of the partnership agreements and any amendments thereto of Lone Star Opportunity Fund, L.P. and Brazos Fund, L.P. to determine the investment percentage of the Company in these partnerships without prior notice to management; and

- Confirmation of the Company's ownership percentage in Lone Star Opportunity Fund, L.P. and Brazos Fund, L.P. with the general partner of each fund who is responsible for maintaining the books and records of each fund without prior notice to management;

- Reconciliation of all investment accounts to the Company's books and records and the servicer.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that WhiteRock Portfolio Investors, L.L.C. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP

September 3, 2002


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